FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Profits(1) up over 20% with targets set at time of acquisition all achieved

London, 7th February 2008

This statement provides a summary of the business and financial trends for the year ended 31 December 2007. Unless otherwise stated, the trading results of Abbey are compared to equivalent results for 2006 excluding the results of the sold life companies, which have been accounted for as discontinued operations.

The 2007 results of Santander are also released today and can be found on www.santander.com. Abbey’s full year performance, on a Group basis, is included within Santander’s financial statements.

Abbey’s preliminary results announcement is due to be released in March.

Highlights

•	statutory profit before tax from continuing operations and trading profit before tax well ahead of 2006;
•	double digit operating jaws[1] for the third consecutive year, with cost and revenue targets as announced at the time of Santander’s acquisition[1] both achieved;
•	trading income was c.7% ahead of 2006. This performance was driven by a strong uplift in net interest income resulting from robust growth in retail lending and improved liability margins;
•

continued focus on balancing growth with a prudent approach to risk and margin management. During the latter part of 2007 Abbey capitalised on improved market conditions, delivering net lending share in excess of stock share together with a significant improvement in new business margins. Also, in line with Abbey’s ambition to become a full service commercial bank, Abbey grew its fee base through strong performance in investment and credit sales – albeit this was offset by lower bank account and mortgage related charges following changes to terms and conditions;

•

mortgage balances were up c.9% compared to last year. Lower unsecured lending reflecting reduced lending through the Internet channel and a continued focus on existing customers. Abbey branded deposits grew by c.5% boosted by growth in branch acquisition accounts of 13%. Investment new business API was up 36%;

•	resilient retail balance sheet performance reflecting Abbey’s strong retail funding mix (c.60% deposit based, c.10% short term funding);
•	trading expenses over 3% lower;
•	trading provisions stabilised throughout 2007; and
•	trading cost: income ratio dipping to 50% (FY 2006: 55%) moving closer to our retail peer group.

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Comment

“2007 has been a very good year for Abbey. Our financial performance was in line with our targets, as we improved our profits by over 20%, increased our revenues by over 6% and further reduced our trading cost:income ratio to 50%. This is now broadly in line with the sector and has been reduced from 55% at the start of 2007, and from 70% at the time of Abbey’s acquisition by Santander in 2004. Despite uncertainty in markets, we have improved our share of new business in both mortgages and savings whilst continuing to manage margin and growth successfully. We have also performed well in areas where we see great opportunities for profitable growth, such as investments, bank accounts and credit cards.

2007 also saw the completion of the first three years of Abbey’s successful restructuring under Santander. The implementation of Partenon, one of the UK’s largest IT projects undertaken to date, is reaching its final stages, and Abbey is therefore entering the next phase of its strategy. We are focusing on improving our customer service combined with progressively launching a series of innovative products which offer our customers highly competitive rates and more value for money.

Overall, Abbey continues to make strong progress in its ambition to become a full service commercial bank and our ability to leverage Santander’s global presence and capabilities are a key part of these plans in the United Kingdom.”

António Horta-Osório, Chief Executive

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Financial results

Abbey statutory profit before tax for continuing operations was well ahead of 2006.

Trading income:

Net interest income growth was strong in 2007. Retail Banking net interest income benefited from robust asset growth of 8% in challenging market conditions, and Abbey’s continued focus on effective margin management for both mortgages and customer deposits. Asset spreads were down compared with the same point last year, with competitive pressure impacting the mortgage spread albeit with improved new business margins reported at Q3 continuing to date. Liability margins on the other hand have benefited from both strong margin management and base rate increases that occurred during the second half of 2006 and first half of 2007.

Non-interest income was slightly down compared to 2006. In 2007, in line with Abbey’s goal to become a full service commercial bank and increase its share of customer relationships, Retail Banking benefited from the contribution of the new credit card business and strong growth in both investments and protection. This was offset by lower current account charges and redemption fees following the introduction of new terms and conditions. Global Banking & Markets results were ahead of 2006, despite difficult trading conditions in the 2nd half of the year restricting transaction flow.

Trading expenses:

Santander’s cost saving target of £300m, announced at the time of its acquisition of Abbey in 2004, was achieved during the first half of 2007, ahead of the full implementation of Partenon. Trading expenses continued to fall and were over 3% lower than 2006.

Trading provisions:

Retail Banking provisions have remained fairly flat over each quarter in 2007, reflecting the continued strong quality of the mortgage portfolio and reduced exposure to unsecured lending, particularly internet-sourced lending following actions taken in the second half of 2006.

Credit quality remains strong, with the average loan to value (LTV) on new business and stock remaining low at 64% (FY 2006: 61%) and 45% (FY 2006: 45%) respectively. Less than 5% of stock has an LTV of greater than 90%, and Abbey has no exposure to sub-prime mortgage lending.

There has been a modest increase in the stock of properties in possession to 532 (FY 2006: 415) albeit from exceptionally low levels by historical standards, and continues to be lower than the industry. In terms of 3 month plus arrears, the slight increase to 7,814 (FY 2006: 7,196) was anticipated on the back of rate rises and still remains better than the industry.

Reorganisation expenses and other charges:

Restructuring costs and other non-trading items were overall lower than 2006.

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Business flows

	Half 1	Half 2	Half 1	Half 2	Full year	Full year	Full year
	2006	2006	2007	2007	2006	2007	‘07/’06

Gross mortgage lending (£ bn)	15.9	16.7	16.8	18.8	32.6	35.6	9%
Capital repayments (£ bn)	11.7	13.1	13.3	13.6	24.8	26.9	8%
Net mortgage lending (£ bn)	4.2	3.6	3.6	5.2	7.8	8.8	12%
Stock (£ bn)	98.1	101.7	105.3	110.5	101.7	110.5	9%

Market share – gross lending	10.0%	9.0%	9.5%	10.1%	9.4%	9.8%	0.4%
Market share – capital repayments	10.7%	10.4%	10.7%	10.3%	10.5%	10.5%	0.0%
Market share – net lending	8.4%	6.0%	6.6%	9.6%	7.1%	8.1%	1.0%
Market share – stock	9.7%	9.4%	9.3%	9.3%	9.4%	9.3%	(0.1)%

Retail net deposit flows (£ bn)[1]	0.9	0.2	1.9	1.3	1.1	3.2	195%
Investment sales – API (£ bn) (excl. intermediary sales)	0.7	0.6	0.9	0.8	1.2	1.7	36%

Savings and investments net flows	1.0	0.5	2.2	1.5	1.5	3.7	147%
Bank account openings (000s)	212	241	217	213	453	430	(5)%
Abbey branded adult bank account openings (000s)	115	122	125	131	237	256	8%
Abbey branded average current account liability (£ bn)	4.7	5.0	5.0	5.3	5.0	5.3	5%
Total gross UPL lending (£ bn)	1.3	1.0	0.6	0.4	2.3	1.0	(54)%
Credit card sales (000s)[1]	52	60	97	164	112	261	134%

Main highlights for 2007 (compared to 2006 unless otherwise stated) include:

•

gross mortgage lending of £35.6 billion, 9% higher, with an estimated market share of 9.8% benefiting from a range of initiatives. During the year, we launched a new affordability criteria to help first time buyers and launched the Premier Homebuyer Solution, which remains a market leading mortgage for movers offering them free legal and valuation fees;

•

capital repayments of £26.9 billion, 8% ahead of last year, albeit only slightly ahead in terms of market share. Given high levels of incentive period maturities, this was a strong performance, in part benefiting from a higher proportion of maturing mortgage customers contacting Abbey as a result of retention initiatives;

•

net mortgage lending of £8.8 billion, up 12% on last year and equivalent to an estimated market share of 8.1%. Net mortgage lending share for the full year has exceeded the target range of 6% to 7%, benefiting from the changing competitive environment in the mortgage market combined with strong campaigns and significantly improved retention performance. Abbey continues to focus on maintaining a balance between the profitability of new mortgage business and our market share aspirations – however, during the latter part of 2007 we were able to capitalise on improved market conditions to deliver net lending share in excess of stock share together with a significant improvement in new business margins;

•

net customer deposit flows of £3.2 billion significantly higher than 2006 due to a stronger product range which includes a number of savings accounts linked to investment products. Performance also benefited from a continued focus on branch-based savings and enhanced focus on performance and productivity. In addition, we have launched a range of new standalone savings accounts including 50+ Saver and Direct ISA, plus Abbey’s innovative linked Super account range, including the Super Bond launched in

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

July. The September campaign, led by the market leading 8.1% Super Bond and Super ISA, proved highly successful;
•

investment sales up 36% driven by a focus on retention and improved sales processes. Sales of structured growth products were up significantly as a result of the Super savings propositions and strong products which was recognised by the Moneyfacts award of ‘Best Structured Products’ provider;

•

Abbey continuing to attract adult and switcher customers with adult account openings increasing by 8% and Abbey continues to be a net gainer of switcher accounts against the Big 4 banks. This performance was supported by the new Formula 1 campaign, which was launched at the end of June and the “8%” Bank Account launch in November featuring Lewis Hamilton. In total, bank account openings of 429,786 were slightly lower than last year. In 2008, Abbey will be targeting an uplift in the level of openings;

•

total gross UPL lending decreasing by 54% reflecting reduced unsecured personal lending through the Internet channel. Abbey has been taking a cautious approach to lending with the objective to continue generating value whilst minimising risk. Abbey continues to focus new lending mix towards existing customers and through the branch channel; and

•

new credit card business launched within 12 months and early performance positive, with card openings up 134% benefiting from attractive headline rate, promotional activity and sales focus through the branch channel.

_________________________

1 Trading profit before tax is management’s preferred profit measure when assessing the performance of the business. It is calculated by adding back reorganisation expenses and other charges from profit before tax.

2 “operating jaws” represent the difference between revenue and cost growth relative to same period last year.

3 At the time of acquisition Santander announced that Abbey would deliver £150 million of revenue synergies and £300m of cost synergies by 2007.

4 Retail deposit net flows exclude certain liability flows that relate to corporate banking balances. If these items had been included, total net deposits flows would have been; Q1 2006: £1.3bn; Q2 2006: £0bn; Q3 2006 -£0.4bn; Q4 2006: £0bn; Q1 2007: £0.8bn; Q2 2007: £1.0bn; Q3 2007 £0.8bn; Q4 2007 £0.3bn.

5 Credit card openings prior to H2’07 were opened through Abbey’s relationship with MBNA. Cards are now issued through Abbey’s relationship with Santander Cards Ltd (UK).

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Media Relations)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:	ir@abbey.com

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 7th February 2008	By / s / Scott Linsley
(Authorised Signatory)